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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____2___)*


Media 100 Inc.


Common Stock


58440W105


Clint Coghill
Coghill Capital Management
One North Wacker Drive - Suite 4725
Chicago, IL 60606


October 4, 2002


CUSIP No. 58440W105


1.
Coghill Capital Management.  36-4313801


2.

(a) N/A



(b) N/A



3.
SEC Use Only


4.
WC


5.
N/A


6.
Chicago, IL USA



7.
1,366,796



8.
0



9.
1,366,796



10.
0


11.
10.7%


12.
N/A


13.
10.7%


14.

PN.

Item 1.
Security and Issuer
This schedule relates to the Common Stock of Media 100 Inc.,
450 Donald Lynch Boulevard, Marlborough, MA 01752-4748

Item 2.
Identity and Background

(a) Coghill Capital Management

(b) One North Wacker Drive, Suite 4725, Chicago, IL 60606

(c ) Limited Partnership - Investment

(d) During the last five years, Coghill Capital Management has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

(e) During the last five years, Coghill Capital Management was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Coghill Capital Management, LLC is incorporated in Delaware, USA

Item 3.
Source and Amount of Funds or Other Consideration
Working Capital of Coghill Capital Management, LLC

Item 4.
Purpose of Transaction
The shares were acquired for investment purposes.

(a)
N/A

(b)
N/A

(c)
N/A

(d)
N/A

(e)
N/A

(f)
N/A

(g)
N/A

(h)
N/A

(i)
N/A

(j)
N/A

Item 5.
Interest in Securities of the Issuer

(a)
1,366,796 (10.7%)

(b)
1,366,796 (10.7%)

(c)
Since the last 13D filing, 480,900 shares were acquired at an Approximate price of $.52.

(d)
N/A

(e)
N/A

Item 6.

N/A

Item 7.

N/A

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date
10-8-2002

Signature
Jordan Zounis

Name/Title
Jordan Zounis,	Analyst